(WRL Letterhead)

Via EDGAR

September 17, 2008

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 16
Western Reserve Life Assurance Company of Ohio
WRL Series Life Account
WRL Freedom Elite Builder (File No. 333-58322/811-4420)

Filer CIK No.: 0000778209

Dear Sir or Madam:

On behalf of Western Reserve Life Assurance Co. of Ohio and WRL Series Life Account (the “Account”), we have enclosed for electronic filing, Post-Effective Amendment No. 16 (“Amendment”) to the Form N-6 Registration Statement of the Freedom Elite Builder (the “Policy”) being funded through the Account. This filing has been marked to show changes from the previous post-effective amendment for the Policy.

This Amendment reflects responses to the Staff’s comments received on August 11, 2008 regarding the Registrant’s “a” filing that was submitted to the Commission on June 27, 2008, and other minor clarifying or stylistic changes. The two comments by the Staff requesting a supplemental response will be submitted separately via a “Correspondence” EDGAR filing today.

This Amendment is being filed pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933 (“1933 Act”). We represent that the Amendment does not contain disclosures that would otherwise render it ineligible to become effective pursuant to paragraph (b).

If you have any questions concerning this filing, please do not hesitate to call Arthur D. Woods, Esq. at (727) 299-1830 or me at (727) 299-1747.

Very truly yours,

/s/ Gayle A. Morden
Gayle A. Morden
Compliance Manager – AFP Life Products

Enclosures
cc:	Arthur D. Woods, Esq.
Mary Jane Wilson-Bilik, Esq.